

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 2, 2016

Kenneth T. Moore
President and Chief Executive Officer
PostAds, Inc.
201 S.E. 15th Terrace
Suite 203
Deerfield Beach, Florida 33431

> **Re: PostAds, Inc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2016**
> **File No. 333-208931**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2016 letter.

Prospectus Summary

Financial Summary, page 7

1. At the top of page 7, you state that working capital as of June 30, 2016 is $2,447. Please tell us how you calculated this amount or revise accordingly. Based on current assets of $24,572 and current liabilities of $37,019 on June 30, 2016, it appears your working capital is negative $12,447. Please advise or revise.

Our Business, page 26

2. Please disclose the effect of existing or probable government regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Kenneth T. Moore
PostAds, Inc.
September 2, 2016
Page 2

Financial Statements for the Year Ended December 31, 2015

Note 2 – Going Concern, page F-16

3.   We note disclosure throughout your filing that you have $24,797 of cash on hand as of
         the date of the prospectus, August 5, 2016, and that you may be forced to cease
         operations if you are unable to sell shares, generate sufficient revenues or raise additional
         monies to fund operations. We assume that the cash on hand as of August 5, 2016
         consists mainly of the August 4, 2016 receipt of a $25,000 loan from shareholder
         Florence Weiss, which is due on December 4, 2016. Please advise if our assumption is
         incorrect. You also state that your operating expenses are currently $6,000 a month and
         upon effectiveness of your registration statement will be $11,000 a month, which allows
         for approximately two months of operations unless sufficient revenues are generated or
         additional funds are raised. We further note that your accountant's report includes an
         explanatory paragraph regarding substantial doubt about your ability to continue as a
         going concern. Please revise to include detailed disclosure of your *viable* plans to
         overcome your financial difficulties. If you do not have viable plans to overcome such
         difficulties then your financial statements should more appropriately be based on the
         assumption of liquidation.   Refer to Section 607.02 of the Financial Reporting
         Codification.

         You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments
on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at
(202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720
with any other questions.

                                                          Sincerely,

                                                          /s/ Jim Allegretto for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer Products

cc: Brenda Hamilton, Esq.